Ex 21

                   LIST OF SUBSIDIARIES OF YI WAN GROUP, INC.
            (Yi Wan Group, Inc. incorporated in Florida in May 1999)

Jiaozuo Yi Wan Hotel Co., Ltd.
A Sino-Foreign Joint Venture company that was originally formed in China in 1996.

Yi Wan Maple Leaf High Technology Agriculture Developing Ltd. Co.
A Sino-Foreign Joint Venture that was originally formed in China in 1996.

Shun de Yi Wan Communication Equipment Plant Co. Ltd.
Originally established as a foreign investment joint venture in China in 1993.

Each of our subsidiaries is registered as independent Chinese registered limited liability companies, with legal structures similar to regular corporations and limited liability companies organized under state laws in the United States.